Exhibit 99.1

Argonaut Gold to begin trading on the S&P Canadian Index Operations

Toronto, Ontario - (March 16 ~~,~~  2011) Argonaut Gold Inc. (TSX: AR)  (“Argonaut” or the “Company”) is pleased to announce that Standard & Poor's Index Operations will be adding Argonaut Gold to the S&P/TSX Global Gold Index and the Global Mining Index, effective as at the open on Monday, March, 21, 2011. The S&P/TSX Global Gold Index and Global Mining Index are leading benchmarks of the global gold and mining industry sectors.

At the end of 2010, Argonaut Gold had a fully diluted market cap of $383 million and an average trading volume of 150,000 shares a day. Since closing the Pediment Gold transaction on February 1, the fully diluted market capitalization is approximately $536 million with average trading volume of over 400,000 shares. The Pediment Gold transaction added approximately 30 million shares.

Mr. Peter Dougherty, President and CEO for Argonaut Gold, stated “Argonaut is proud to join the S&P/TSX indices for both Global Gold and Global Mining. This is a significant milestone for the company. In addition, we’ve seen a tremendous increase in both our market cap and share liquidity since completing the transaction. The acquisition of Pediment Gold provides an important building block in the development of our company and our commitment to Creating the Next Quality Mid-Tier Gold Producer in the Americas.”

About Argonaut
Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine in the State of Durango, Mexico, the development stage San Antonio project and the past producing La Colorada project, both located in Mexico. Argonaut is a producing gold company created by former executive management team members of Meridian Gold Inc.
Creating the Next Quality Mid-Tier Gold Producer in the Americas.

Cautionary Note Regarding Forward-looking Statements

This news release contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from management’s current expectations. Actual results may differ materially due to a number of factors.  Except as required by law, Argonaut Gold Inc. assumes no obligation to update the forward-looking information contained in this news release.

For more information, contact:

Argonaut Gold Inc.

Nichole Cowles

Investor Relations Manager

Tel:  (775) 284-4422 x 101

Email: nichole.cowles@argonautgoldinc.com

www.argonautgoldinc